UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                  SCHEDULE 13D

                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934


                              Triton Energy Limited
                              ---------------------
                                (Name of Issuer)


                           Ordinary Shares, Par Value
                                 $0.01 Per Share
                         (Title of Class of Securities)

                                    G90751101
                                 (CUSIP Number)

J. Barclay Collins II, Esq.                         with copies to:
Executive Vice President and                        Timothy B. Goodell, Esq.
General Counsel                                     Gregory Pryor, Esq.
Amerada Hess Corporation                            White & Case LLP
1185 Avenue of the Americas                         1155 Avenue of the Americas
New York, NY  10036                                 New York, NY  10036
(212) 997-8500                                      (212) 819-8200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2001
                                -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. G90751101 (Ordinary Shares)       Page 2 of 8 pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Amerada Hess Corporation

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                      (b)[ ]

-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC, OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            *
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            *
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         *
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         *
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


*Amerada Hess Corporation may be deemed to be the beneficial owner of the Ordinary Shares reported herein through its ownership of its wholly-owned subsidiary, Amerada Hess (Cayman) Limited. Such Ordinary Shares are not included above to avoid double counting.

CUSIP No. G90751101 (Ordinary Shares)       Page 3 of 8 pages
--------------------------------------------------------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Amerada Hess (Cayman) Limited

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                        (b)[ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              None
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            64,012,076
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            64,012,076
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         64,012,076
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100.0% (1)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------



(1) Based on total outstanding Ordinary Shares of 64,012,816 as of December 20, 2001.

CUSIP No. G90751101 (Ordinary Shares)       Page 4 of 8 pages
--------------------------------------------------------------------------------

     This Amendment No. 4 (this "Amendment") amends and supplements the statement on Schedule 13D filed on July 19, 2001, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed July 17, 2001 with the Securities and Exchange Commission (the "Commission") on July 30, 2001, as further amended by Amendment No. 2 filed August 3, 2001 and Amendment No. 3 filed August 14, 2001, by Amerada Hess (Cayman) Limited (the "Purchaser"), a company limited by shares organized under the laws of the Cayman Islands and a wholly-owned subsidiary of Amerada Hess Corporation ("Amerada Hess"), a Delaware corporation, relating to the ordinary shares, par value $0.01 per share (the "Ordinary Shares"), of Triton Energy Limited, a company limited by shares organized under the laws of the Cayman Islands (the "Company").

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended to add at the end thereof the following:

          "The amount of funds required by the Purchaser to purchase the Ordinary Shares acquired on December 20, 2001, as described in Item 5(c) hereof, and to pay related fees and expenses, was approximately $67.6 million. The Purchaser obtained such funds from Amerada Hess. Amerada Hess obtained such funds from general corporate funds."

Item 4.   Purpose of the Transaction.

          Item 4 is hereby amended to add at the end thereof the following:

          "Having consummated the Acquisitions (as defined below), the Purchaser intends to cause the Company to file a Form 15 with the Commission as soon as practicable. As a result of the filing of the Form 15, the registration of the Ordinary Shares under the Securities Exchange Act of 1934, as amended, will be terminated. Accordingly, the Company will no longer be required to file periodic reports with the Commission in connection with the Ordinary Shares."

Item 5.   Interest in Securities of the Issuer.

          The first sentence of Item 5(a) is hereby amended and restated in its entirety to read as follows:

          "As a result of the Acquisitions, the Purchaser and Amerada Hess are the beneficial owners of 64,012,076 Ordinary Shares."

          The first sentence of Item 5(b) is hereby amended and restated in its entirety to read as follows:

          "The  Purchaser  and  Amerada  Hess  are  the  beneficial   owners  of
          64,012,076 Ordinary Shares."

          Item 5(c) is hereby amended to read as follows:

CUSIP No. G90751101 (Ordinary Shares)       Page 5 of 8 pages
--------------------------------------------------------------------------------

          "(c) On December  20,  2001,  the  Purchaser  acquired  (i)  1,473,252
          Ordinary Shares for $45.00 per Ordinary Share in a compulsory acquisition pursuant to the procedure set out in Section 88 of the Companies Law (2001 Second Revision) of the Cayman Islands (the "Compulsory Acquisition") and (ii) 30,024 Ordinary Shares for $45.00 per Ordinary Share pursuant to a series of private purchases (the Compulsory Acquisition and the private purchases being referred to together as the "Acquisitions")."

Item 7.   Material to be Filed as Exhibits.

Exhibit No.    Exhibit Name

1.             Offer to Purchase, dated July 17, 2001.  (1)

2. Third Amended and Restated Credit Agreement, dated as of January 23, 2001, among Amerada Hess, the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent. (2)

3. Third Amended and Restated Credit Agreement, dated as of January 23, 2001, among Amerada Hess, the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent. (3)

4. Acquisition Agreement, dated as of July 9, 2001, by and among the Purchaser, Amerada Hess and the Company. (4)

5. Amendment No. 1 to Acquisition Agreement, dated as of July 17, 2001, by and among the Purchaser, Amerada Hess and the Company.
               (5)

6. Principal Shareholders Agreement dated as of July 9, 2001, by and among the Purchaser, Amerada Hess, the Company, HM4 Triton, L.P. and the Principal Shareholders. (6)

7.             Joint  Filing  Agreement,   dated  July  19,  2001,  between  the
               Purchaser and Amerada Hess. (1)


(1)       Previously filed.

(2) Incorporated by reference to Exhibit b(1) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(3) Incorporated by reference to Exhibit b(2) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

CUSIP No. G90751101 (Ordinary Shares)       Page 6 of 8 pages
--------------------------------------------------------------------------------

(4) Incorporated by reference to Exhibit d(1) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(5) Incorporated by reference to Exhibit d(4) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(6) Incorporated by reference to Exhibit d(2) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

CUSIP No. G90751101 (Ordinary Shares)       Page 7 of 8 pages
--------------------------------------------------------------------------------
                                   SIGNATURES
                                   ----------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001


                                        AMERADA HESS CORPORATION



                                        By: /s/ J. BARCLAY COLLINS II
                                           -------------------------------
                                           Name:  J. Barclay Collins II
                                           Title: Executive Vice President
                                                  and General Counsel



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001

                                        AMERADA HESS (CAYMAN) LIMITED



                                        By: /s/ J. BARCLAY COLLINS II
                                           -------------------------------
                                           Name:  J. Barclay Collins II
                                           Title: Director

CUSIP No. G90751101 (Ordinary Shares)       Page 8 of 8 pages
--------------------------------------------------------------------------------
                                 EXHIBIT INDEX
                                 -------------



Exhibit No.    Exhibit Name

1.             Offer to Purchase, dated July 17, 2001.  (1)

2. Third Amended and Restated Credit Agreement, dated as of January 23, 2001, among Amerada Hess, the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent. (2)

3. Third Amended and Restated Credit Agreement, dated as of January 23, 2001, among Amerada Hess, the Lenders Party thereto and Goldman Sachs Credit Partners L.P. as joint book runner, joint lead arranger and sole syndication agent, Chase Securities, Inc. as joint book runner and joint lead arranger and The Chase Manhattan Bank, N.A., as administrative agent. (3)

4. Acquisition Agreement, dated as of July 9, 2001, by and among the Purchaser, Amerada Hess and the Company. (4)

5. Amendment No. 1 to Acquisition Agreement, dated as of July 17, 2001, by and among the Purchaser, Amerada Hess and the Company.
               (5)

6. Principal Shareholders Agreement, dated as of July 9, 2001, by and among the Purchaser, Amerada Hess, the Company, HM4 Triton, L.P. and the Principal Shareholders. (6)

7. Joint Filing Agreement, dated as of July 19, 2001, between the Purchaser and Amerada Hess. (1)



(1)       Previously filed.

(2) Incorporated by reference to Exhibit b(1) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(3) Incorporated by reference to Exhibit b(2) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(4) Incorporated by reference to Exhibit d(1) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(5) Incorporated by reference to Exhibit d(4) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.

(6) Incorporated by reference to Exhibit d(2) to the Schedule TO filed by Amerada Hess and the Purchaser on July 17, 2001.